(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File No.: 001-11064

For Period Ended: December 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BSML, INC.
Full Name of Registrant

Former Name if Applicable

460 North Wiget Lane
Address of Principal Executive Office (Street and Number)

Walnut Creek, California 94598
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

In the Company’s financial report on Form 10-K for the year ended December 31, 2005, the Company’s financial statements were prepared on the premise that all of its business operations were to be sold in 2006 and that remaining assets, if any, would be liquidated. In March 2006, the Company did sell a portion of its business operations. However, in May 2006, the Company decided to terminate plans to sell the remaining portion of its operations and to remain in business.

This decision led to the requirement to reclassify all periods shown in our 2006 report on Form 10-K into the continuing and discontinued operations. This is a difficult and time-consuming process. Further, subsequent to the asset sale in March 2006, the Company underwent significant downsizing of its accounting staff as well as turnover within the remaining positions on the accounting staff, thereby making the preparation of the required financial statements yet more difficult. Finally, the Company’s former Chief Financial Officer resigned effective February 2, 2007. Although the Company has hired a replacement CFO, he is not yet completely familiar with the Company’s financial reporting processes or controls or the Company’s financial history. These factors, in combination, prevent the filing of the Company’s annual report on Form 10-K by its due date of March 30, 2007. The Company will file its annual report on Form 10-K within 15 days of the date the original Form 10-K was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard DeYoung	(925)	941-6260
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Schedule IV (3)

The Company’s Centers business represented 54% of its aggregate revenue in 2005. Since all of the Company’s business operations were reported on its 2005 financial statements as discontinued operations in accordance with SFAS No, 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and because the Company subsequently decided to operate rather than sell its Centers business, the Centers business results of operations must be reclassified for all prior periods. This effort is extensive. However, it involves reclassification only and net income (loss) for prior periods will not change.

BSML, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	March 30, 2007	By:	/s/ Richard DeYoung
Richard DeYoung Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).